# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LSB INDUSTRIES INC, CIK 0000060714
CUSIP: 502160104
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma (OK), 73116
Date of event which requires filing of this statement: 12/19/2025
Filed by CIK 0001105838
Persons authorized to receive notices and communications: Robert E. Robotti, c/o Robotti & Company, Incorporated, 125 Park Avenue, Suite 1607, New York, New York (NY), 10017, 212-986-4800

## Reporting persons
- ROBOTTI ROBERT (CIK 0001105838): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 13,000; shared voting power 3,515,347; sole dispositive power 13,000; shared dispositive power 3,515,347; aggregate amount beneficially owned 3,528,347 (4.9% of the class)
- Robotti & Company, Incorporated: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,515,347; sole dispositive power 0; shared dispositive power 3,515,347; aggregate amount beneficially owned 3,515,347 (4.9% of the class)
- Robotti & Company Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,502,093; sole dispositive power 0; shared dispositive power 3,502,093; aggregate amount beneficially owned 3,502,093 (4.9% of the class)
- Robotti Securities, LLC: type of reporting person: broker-dealer (BD), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 13,254; sole dispositive power 0; shared dispositive power 13,254; aggregate amount beneficially owned 13,254 (0% of the class)
- Suzanne Robotti: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 13,000; shared voting power 0; sole dispositive power 13,000; shared dispositive power 0; aggregate amount beneficially owned 13,000 (0% of the class)
- Ravenswood Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,580,649; sole dispositive power 0; shared dispositive power 2,580,649; aggregate amount beneficially owned 2,580,649 (3.6% of the class)
- The Ravenswood Investment Company L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,497,508; sole dispositive power 0; shared dispositive power 1,497,508; aggregate amount beneficially owned 1,497,508 (2.1% of the class)
- Ravenswood Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,083,141; sole dispositive power 0; shared dispositive power 1,083,141; aggregate amount beneficially owned 1,083,141 (1.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: LSB INDUSTRIES INC
Address of issuer's principal executive offices: 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma (OK), 73116
Comment: This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of the Common Stock par value $0.10 per share (the "Common Stock"), of LSB Industries, Inc. (the "Issuer"), filed on August 7, 2023 with the Commission, as specifically set forth herein (as so amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(i) Robert E. Robotti ("Robotti")
(ii) Robotti & Company, Incorporated ("ROBT")
(iii) Robotti & Company Advisors, LLC ("Robotti Advisors")
(iv) Robotti Securities, LLC ("Robotti Securities")
(v) Suzanne Robotti
(vi) Ravenswood Management Company, LLC ("RMC")
(vii) The Ravenswood Investment Company L.P. ("RIC")
(viii) Ravenswood Investments III, L.P. ("RI")
Residence or business address: 125 Park Avenue, Suite 1607, New York, NY 10017
Present principal occupation or employment:
(i) Robotti, serving as president and treasurer of ROBT and is Managing Director of RMC
(ii) ROBT, parent holding company of Robotti Advisors and Robotti Securities
(iii) Robotti Advisors, is an investment adviser registered under the Investment Advisers Act of 1940, as amended
(iv) Robotti Securities, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act")
(v) Suzanne Robotti, wife of Mr. Robotti
(vi) RMC, general partner of RIC and RI
(vii) RIC, a private investment partnerships engaged in the purchase and sale of securities for their own accounts
(viii) RI, a private investment partnerships engaged in the purchase and sale of securities for their own accounts

Executives and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and the executive officers of Robotti Advisors and Robotti Securities are described in Schedule A attached hereto and incorporated herein by reference. ROBT is the Manager and sole member of Robotti Advisors and Robotti Securities.
Criminal convictions in the last five years: None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth in Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Robotti, a United States citizen
(ii) ROBT, a New York corporation
(iii) Robotti Advisors, a New York limited liability company
(iv) Robotti Securities, a New York limited liability company
(v) Suzanne Robotti, a United States citizen
(vi) RMC, a New York limited liability company
(vii) RIC, a Delaware limited partnership
(viii) RI, a New York limited partnership

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 13,000 shares of Common Stock directly beneficially held by Mr. Robotti is approximately $56,144.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 921,444 shares of Common Stock beneficially held by Robotti Advisors (excluding shares beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $7,130,167.00 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 13,254 shares of Common Stock beneficially held by Robotti Securities is approximately $60,931.00 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Securities were paid for using its working capital and the personal funds of its discretionary customers.

The aggregate purchase price of the 13,000 shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti is approximately $48,182.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 1,497,508 shares of Common Stock directly beneficially held by RIC is approximately $10,882,477.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 1,083,141 shares of Common Stock directly beneficially held by RI is approximately $10,232,845.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Amended Statement is hereby restated to read as follows:

(a)-(j). The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except as set forth herein. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons, as long-term, buy-and-hold, supportive, active owners, will frequently engage with management, boards of directors, and fellow shareholders of our portfolio companies. Some or all of the Reporting Persons have been invested in the Issuer since 2010 through thick and thin. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, business and market conditions, the Reporting Persons' continuing evaluation of the business and prospects of the Issuer, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, making proposals concerning M&A activity, changes to the capitalization, ownership structure, Board composition or operations of the Issuer, talking with potential consolidation partners, continuing to hold additional securities of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Amended Statement is hereby amended and restated to read as follows:

See Exhibit 2
Number of shares as to which each person has sole or shared power to vote or dispose: See Exhibit 2
Transactions in the class effected during the past sixty days: See Exhibit 2
Other persons with the right to receive dividends or sale proceeds: See Exhibit 2
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Exhibit 2

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Statement is hereby amended and restated to read as follow:

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of December 19, 2025 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Amended Statement is hereby amended and restated to read as follows:

This filing includes the following materials filed as exhibits:

Schedule A - Table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

1. Joint Filing Agreement dated August 7, 2023 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood III, L.P., previously filed with Initial Statement

2. Item 5 Interest in Securities of the Issuer.

3. Joint Filing Agreement dated December 19, 2025 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood III, L.P.

## Signatures
- ROBOTTI ROBERT: /s/ Robert E. Robotti, Robert E. Robotti (12/19/2025)
- Robotti & Company, Incorporated: /s/ Robert E. Robotti, Robert E. Robotti,President and Treasurer (12/19/2025)
- Robotti & Company Advisors, LLC: /s/ Robert E. Robotti, Robert E. Robotti,President and Treasurer (12/19/2025)
- Robotti Securities, LLC: /s/ Robert E. Robotti, Robert E. Robotti,President and Treasurer (12/19/2025)
- Suzanne Robotti: /s/ Suzanne Robotti, Suzanne Robotti (12/19/2025)
- Ravenswood Management Company, LLC: /s/ Robert E. Robotti, Robert E. Robotti,Managing Director (12/19/2025)
- The Ravenswood Investment Company L.P.: /s/ Robert E. Robotti, Robert E. Robotti, Managing Director (12/19/2025)
- The Ravenswood Investment Company L.P.: /s/ Robert E. Robotti, Ravenswood Management Company, LLC, General Partner (12/19/2025)
- Ravenswood Investments III, L.P.: /s/ Robert E. Robotti, Robert E. Robotti,Managing Director (12/19/2025)
- Ravenswood Investments III, L.P.: /s/ Robert E. Robotti, Ravenswood Management Company, LLC, General Partner (12/19/2025)